UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On November 14, 2024, MKDWELL Tech Inc. (the “Company”) received a deficiency notice (the “Nasdaq Notice”) from the listing qualifications department staff (the “Staff”) of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that for the last 30 consecutive business days, or from October 3, 2024 to November 13, 2024, the Company’s Market Value of Publicly Held Shares (“MVPHS”) was below the minimum of $15 million required for continued listing on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(C) (the “MVPHS Requirement”).

The Nasdaq Notice has no immediate effect on the listing of the Company’s common stock, and the Company’s common stock will continue to trade on the Nasdaq Global Market under the symbol “MKDW.”

In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company is given 180 calendar days from the date of the Nasdaq Notice, or until May 13, 2025 (the “Compliance Date”), to regain compliance with respect to the MVPHS Requirement. The Nasdaq Notice states that to regain compliance with the MVPHS Requirement, the Company’s MVPHS must close at $15 million or more for a minimum of ten consecutive business days during the compliance period ending on the Compliance Date.

If at anytime during the compliance period the Company’s MVPHS closes at $15 million or more for a minimum of ten consecutive business days, the Staff will provide the Company written confirmation of compliance and this matter will be closed. However, if the Company does not regain compliance by the Compliance Date, Nasdaq will provide written notice to the Company that its securities are subject to delisting. At that time, the Company may appeal any such delisting determination to a hearing’s panel. However, there can be no assurance that, if the Company receives a delisting notice from the Staff and appeals the delisting determination, such appeal would be successful. Alternatively, the Company may consider applying for transfer to the Nasdaq Capital Market, and the Company will need to submit an online transfer application and meet all the continued listing requirements of the Nasdaq Capital Market.

The Company intends to actively monitor the Company’s MVPHS between now and the Compliance Date and will take all reasonable measures available to the Company to regain compliance with the MVPHS Requirement. While the Company is exercising diligent efforts to maintain the listing of its common stock on Nasdaq, there can be no assurance that the Company will be able to regain or maintain compliance with the applicable continued listing standards set forth in the Nasdaq Listing Rules for the Nasdaq Global Market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	November 15, 2024